December 8, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street N.E.
Washington, DC 20549

Re:    Starbucks Corporation
Form 10-K for the Fiscal Year Ended September 27, 2020
Filed November 12, 2020
File No. 000-20322

Dear Division of Corporate Finance:

Starbucks Corporation (“Starbucks”, the “Company”, “we” or “our”) has received your letter dated November 8, 2021 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) of the Company’s responses to the Staff’s letter dated September 24, 2021 regarding our Form 10-K for the fiscal year ended September 27, 2020 (“FY20 Form 10-K”). For your convenience, the comments from your November 8, 2021 letter are repeated herein, and our responses are set forth immediately below such comments.

Form 10-K for the Fiscal Year Ended September 27, 2020

1.We note your response to comment 2. Please describe in greater detail the indirect consequences that you considered in determining whether (1) there is increased competition to develop new products that result in lower emissions and (2) there are anticipated reputational risks resulting from your business partners in your supply chain related to greenhouse gas emissions.

RESPONSE:
We advise the Staff that part of the Starbucks strategy to grow its brand and business is to continue developing innovative beverage and food products that will resonate with our customers by adapting to their ever-changing behaviors, tastes and preferences. Starbucks aspires to provide high-quality products, a growing number of which may reduce our impacts on the environment, including lowering levels of greenhouse gas emissions or reducing our use of carbon-based energy sources and water. However, decisions to develop and launch new products that may have benefits for the environment, especially at a scale that would support our national and global operations, depend on many factors including customer demand trends, complexity of preparation, performance of past offerings and cost, availability and sustainability of ingredients. We expect to continue to enhance, update and diversify our product portfolios in order to support our profit- and planet-positive work and anticipate other market players will continue to introduce products that will also compete in this space. We believe our ability to respond to changing customer behaviors and preferences through product, equipment, process and technology innovation will

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 8, 2021

allow us to remain a strong competitor. While the increased demand and interest in plant-based ingredients may pose challenges in terms of availability and possibly cost, we believe we have built long-standing relationships with many suppliers, and our sourcing function continues to identify reliable providers of raw materials and ingredients. Furthermore, by varying our product ingredients, we reduce the risk of relying on a single source of ingredients, of which shortages in the marketplace may have a significant adverse impact to our results. Our FY20 Form 10-K and our Form 10-K for the fiscal year ended October 3, 2021 (“FY21 Form 10-K”) risk factors described the possible adverse impacts to our financial results of intense competition and our ability to respond to changing consumer demands (page 17 of the FY20 Form 10-K and page 20 of the FY21 Form 10-K). Through our risk assessment and disclosure controls processes, we have not identified any additional material risks specifically related to greenhouse gas emissions.

As mentioned in our original response, Starbucks strives to be a different kind of company. We care about the betterment of people and the planet, which we believe is important to creating long-term value for our shareholders, benefiting our stakeholders and contributing to our primary business objective. We continuously challenge ourselves to do better and use our scale for good to contribute thoughtfully to our people- and planet-positive initiatives, such as reducing waste and water usage, promoting use of reusable cups and continuing to seek alternatives to single-use packaging, all of which may have indirect or secondary benefits of also reducing greenhouse gas emissions. Starbucks recognizes that we are in a very competitive marketplace and the business environment continues to evolve. We believe these risks were addressed in the risk factors section of both our FY20 Form 10-K and FY21 Form 10-K, specifically on risks related to competition (page 17 of the FY20 Form 10-K and page 20 of the FY21 Form 10-K) and risks related to evolving consumer preferences and tastes within the brand relevance and execution sub-section (page 13 of the FY20 Form 10-K and page 15 of the FY21 Form 10-K).

As a global company, Starbucks strives to work with supply chain business partners and other service providers (“suppliers”) that are committed to operating their business in a responsible and ethical manner, respecting rights of individuals and helping to protect the environment. We are exposed to direct brand reputation risk related to the business we conduct with our suppliers as well as indirect reputation risk related to the conduct of our suppliers, as disclosed in our risk factors (see page 11 in our FY20 Form 10-K and page 12 in our FY21 Form 10-K). We acknowledge that if our suppliers do not satisfactorily fulfill their responsibilities and commitments, or act or are perceived to act in socially irresponsible ways, it may damage our brand, and our financial results may suffer as a result. We have well over 15,000 suppliers around the world, including small, local operations to large, global entities and ranging from start-up companies to well-established ones. Each supplier is unique in terms of capacity, expertise and sophistication as well as in terms of being subject to local laws, standards and regulations. We do not know how future climate-change related regulations, including greenhouse gas emission standards, may impact our suppliers’ ability to comply with those regulations. This may indirectly affect our reputational risks and have a significant adverse impact to our financial results. We believe we sufficiently identified this in our risk factors, specifically the risk that if our business partners and third-party providers do not satisfactorily fulfill their responsibilities and commitments within the brand relevance and brand execution sub-section (page 12 of the FY20 Form 10-K and page 13 of the FY21 Form 10-K).

It is important to note that as part of our supplier management program and depending on the nature of supplier activities, we may perform due diligence when engaging with new suppliers to ensure we are doing business with

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 8, 2021

companies who share our mission and values, such as initial inspection of facilities to ensure compliance with local labor, compensation and workplace safe standards and regulations. Suppliers providing food and beverage products are subject to inspections by various entities and regulators to ensure compliance with food safety standards and regulations. Furthermore, our manufactured goods suppliers are required to sign our Supplier Code of Conduct, which includes demonstrating commitments to the welfare, economic improvement and sustainability of the communities where goods and services are produced. When considered necessary, we perform diligence of certain existing suppliers to determine if they are meeting their contractual and other commitments to act responsibly on behalf of Starbucks. Our recent review methodologies, among other things, have focused on compliance and adherence to local laws and international standards regarding human rights, workplace safety, worker compensation and employee treatment. We will continue to assess our supplier standards for inclusion of supplier sustainability or other commitments as appropriate as well as adjust our review methodologies accordingly. These actions could result in increased compliance costs. We believe risks related to legal and regulatory requirements as disclosed in our risk factors (see page 18 in our FY20 Form 10-K and page 21 in our FY21 Form 10-K) adequately addressed our material exposures related to this topic.

2.Your response to comment 2 states, in part, that you have not experienced material trends in decreased demand for goods and services as a result of greenhouse gas emissions. To support this statement, you cite sales of plant-based menu items which represented “much less than 10% of [y]our consolidated net revenues for each of the years ended September 27, 2020 and October 3, 2021.” Tell us about other factors you considered in determining the effects on demand for goods or services that produce greenhouse gas emissions or are related to carbon-based energy sources. In addition, explain in greater detail how you considered providing disclosure regarding reputational risks related to greenhouse gas emissions beyond compliance with laws and regulations.

RESPONSE:
We advise the Staff that while we have diversified our product offerings, including plant-based products in recent years, we expect our traditional products, such as dairy-based items, will largely remain on our menu and are expected to contribute positively to our financial performance. In addition, we are working proactively and collaboratively with experts, business partners and the farming community to identify best practices to reduce our collective environmental impacts and to improve sustainability of dairy, among other things. When developing and launching new menu items, we mainly focus on customers’ tastes and preferences. As mentioned in our original response, we believe customers select non-dairy beverages and meatless items for a variety of reasons, such as dietary restrictions, lifestyle and wellness, animal rights concerns, taste and others. We believe recent improvements to the taste, quality and consistency of plant-based alternatives are resonating with customers, helping drive adoption of this category and may also have added benefits of reducing adverse impacts on the environment. However, we do not measure our carbon footprint on a product-by-product basis to determine the marketability of each item. We have observed customers altering their purchases between animal- and plant-based alternative products on a frequent basis, which may or may not be an ongoing trend. Other factors we consider when forecasting customer demand for food and beverage products include third-party category research, performance of prior product launches as well as source and availability of raw materials. We also estimate the products’ forecasted contributions to our food and beverage portfolios and expect plant-based alternative products to mostly have an

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 8, 2021

equal or greater contribution to our operating margin trends when comparing to our traditional menu items. Further, we also regularly assess the sustainability of our packaging and strive to continually make incremental improvements in this area. For example, we first offered a 10-cent reusable cup discount in 1985, introduced compostable napkins in 2014 and introduced paper straw alternatives and strawless lids in 2018. These packaging improvements have not had a material impact on our operating costs.

Further, we advise the Staff that we have robust enterprise risk management processes in place to identify and mitigate material risks and uncertainties. In our risk factors, we disclosed risks related to brand relevance and brand execution (see page 11 of our FY20 Form 10-K and page 12 of our FY21 Form 10-K), including risks of any actual or perceived incidents where Starbucks might be viewed as not behaving in an ethical or socially responsible manner, which may extend beyond compliance with laws and regulations. We noted that our success depends substantially on the value of our brands and the failure to preserve their value could have a negative impact on our financial results. Furthermore, if we are not effective in addressing our social and environmental program goals, including our people- and planet-positive work, or achieving relevant sustainability goals, our brand may suffer as disclosed in our risk factors (see page 13 of our FY21 Form 10-K). While we believe our FY20 Form 10-K and FY21 Form 10-K risk factors were complete and accurate, we do acknowledge risks related to environmental, social and governance (“ESG”) initiatives and disclosures, inclusive of climate change issues such as greenhouse gas emissions, will likely increase as certain investors are particularly interested in learning more about our ESG-related goals and progress. We expect our reputational risks will continue to evolve and will update our risk factors as our material risks change.

3.Your response to comment 3 states that because you operate in over 80 international markets, the physical effects of climate change and resulting financial impacts have not been quantitatively material. Please provide more detail about the types of physical effects of climate change you have experienced and explain, with quantitative information, how you determined that the resulting financial impacts were not material. Also, provide us with support for your statement that you have not experienced any material change to the cost of availability of insurance. To the extent that you have considered the physical effects of climate change in estimating your insurance reserves, please tell us how it has affected your assumptions.

RESPONSE:
We advise the Staff that Starbucks does not track possible physical effects specific to climate change on our operations. We believe climate change may exacerbate the severity and increase the frequency of weather events; however, since it is impossible to determine if any one weather event is due solely or partially to climate change, we generally monitor and classify weather events as either “normal” or “catastrophic”, particularly in the U.S. We define “normal” weather events as those that cause a temporary disruption to our regular operations. Examples of “normal” weather events include hurricanes, typhoons, snowstorms and ice storms. As an example, we track estimated impacts of “normal” weather events to revenues on a regular basis, which includes frequent weather event tracking for our U.S. company-operated store portfolio. Estimated amounts of lost U.S. company-operated store portfolio revenues attributed to “normal” weather events were not material and were approximately $75 million, $20 million and $40 million, or 0.4%, 0.1% and 0.2% of United States total net revenues, for fiscal years

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 8, 2021

ended 2021, 2020 and 2019, respectively. We advise the Staff that a large portion of our stores were closed or had reduced hours of operation during fiscal 2020 due to impacts of the COVID-19 pandemic, which materially impacted our United States total net revenues but was not considered weather-related. As a result of the limited operations of our U.S. company-operated stores during fiscal 2020, there was a much lower estimated impact on United States total net revenues for “normal” weather events. For fiscal 2021, our U.S. company-operated stores were re-opened, had fewer operating restrictions than fiscal 2020 and benefited from 6 and 156 net new stores when compared to fiscal years 2020 and 2019, respectively. Further, annual U.S. property damage costs, inclusive of all property incidents such as “normal” weather events, accidents, civil unrest or other causes, were less than $10 million annually for the fiscal years ended 2021, 2020 and 2019. We define “catastrophic” weather events as those causing other-than-temporary disruptions to our operations. Examples of “catastrophic” weather events include natural disasters that adversely impact the availability and access to basic resources, such as labor, utilities and our products, including roasted coffee. We have never experienced weather events we would consider to be catastrophic, including during fiscal years ended 2021, 2020 and 2019.

Furthermore, our access to and price of high-quality arabica green coffee may be impacted by weather events in producing countries that may be exacerbated by climate change; however, the price and supply of high-quality arabica green coffee is subject to significant volatility and can also be impacted by water supply quality and availability throughout the coffee production chain, natural disasters, crop disease and pests, general increase in farm inputs and costs of production, inventory levels, political and economic conditions and the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Due to the number of factors that can impact the supply and price of green coffee, we do not attempt to quantify each factor's impact. We believe we have adequately addressed the supply and price topics in our risk factors (see page 15 in our FY20 Form 10-K and page 18 in our FY21 Form 10-K) and the Product Supply section of Item 1 (see page 5 in our FY20 Form 10-K and page 9 in our FY21 Form 10-K).

To provide the Staff support, we have not experienced material changes to the cost or availability of insurance. We reported operating income of $4.9 billion, $1.6 billion and $4.1 billion for fiscal years ended 2021, 2020 and 2019, respectively. Global annual property insurance premiums, including incremental increases each policy renewal, were not material to our consolidated results. For our North America segment, the largest of our reporting segments, annual property insurance premiums for relatively comparable coverage with the same insurance company were less than $5 million for each of the fiscal years ended 2021, 2020 and 2019. Potential physical effects of climate change have not been a significant input used to develop property reserve estimates as we believe our exposure is generally limited to policy deductibles, which are not material.

4.Your response to comment 4 indicates that you did not have any material litigation risks related to climate change. Please explain how you made this determination. In addition, tell us how you considered providing disclosure regarding the possibility of climate-related litigation and its potential impact.

RESPONSE:
We advise the Staff that in the absence of clear regulatory guidance or an established body of caselaw, we define climate change-related litigation as a case where the primary allegations depend on (a) certain climate change

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 8, 2021

impacts being attributed to Starbucks operations, (b) alleged failure by Starbucks to meet any applicable legal or regulatory requirements related to climate change or (c) alleged failure by Starbucks to adequately mitigate risks to our business due to the impacts of climate change. We have enterprise risk management processes to regularly identify and evaluate risks to our general operations including monitoring processes to identify, assess and track known and potential loss contingencies. In addition, we employ appropriate disclosure controls, including the review by an internal cross-functional disclosure committee. Through this process, as well as through the review of known claims and other threatened or pending litigation, we did not identify any litigation or the possibility of litigation risks related to climate change for our FY20 Form 10-K and FY21 Form 10-K. Should these circumstances change, and we become aware of material litigation risks related to climate change through our enterprise risk management or other processes, we would update our disclosures accordingly.

5.Your response to comment 5 indicates that you did not experience any material increase in compliance costs related to climate change, specifically with respect to clean air and emissions restrictions. Please explain how you made this determination. In your explanation, please consider the compliance costs associated with your coffee roasting plants, other facilities that are subject to clean air and emissions restrictions, as well as the compliance costs associated with facilities in other “various jurisdictions.”

RESPONSE:
We advise the Staff that we regularly monitor our costs of operations, including compliance costs related to climate change, as part of our financial planning and business review processes. The majority of costs incurred to date to promote our planet-positive agenda are related to equipment installations at our seven roasting plants that utilize available technologies to limit the impacts to the environment and to ensure compliance with local clean air and emission standards. These are typically capital expenditures incurred as part of regular upgrades or expansion of each facility. The expenses incurred are capitalized on our consolidated balance sheets and amortized over their respective estimated useful lives. When combining both our fiscal years ended 2021 and 2020, we invested less than $15 million in various new equipment for our roasting plants, such as new roasters which have flameless regenerative thermal oxidizer gas cleaning systems and new dust collection equipment. On a cumulative basis, we invested $6 million in onsite solar panels and related equipment to expand our use of renewable energy in one of our U.S.-based roasting plants during recent years. We believe these amounts are clearly immaterial when compared to our consolidated total assets of $31.4 billion and $29.4 billion as of October 3, 2021 and September 27, 2020, respectively. To date, we have not incurred material incremental costs to remove or replace specific items solely due to a new law or regulation, and we do not expect a significant change to the long-term trend of our capital expenditures. In certain international jurisdictions, we have also incurred climate-related compliance costs of less than $1 million for each of the fiscal years ended 2021 and 2020, primarily related to servicing and maintaining emission catalyzers and other air filtering equipment.

We appreciate your consideration of our responses provided herein. Please contact either Jill Walker, senior vice president Corporate Financial Services and chief accounting officer (by telephone at 206-318-7267 or by email at jwalker@starbucks.com) or the undersigned (by telephone at 206-318-0380 or by email at rruggeri@starbucks.com).

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 8, 2021

Very truly yours,

/s/ Rachel Ruggeri
Rachel Ruggeri
executive vice president, chief financial officer

cc:	Mr. Andy Livingston - Deloitte & Touche LLP, Seattle
Ms. Rachel Gonzalez, executive vice president and general counsel